UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-5926

Miller Industries, Inc.

(Exact Name of Registrant as Specified in Its Charter)

1521 NW 165th Street

Miami Gardens, Florida 33169
(305) 621-0501

(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

_____________

Common Stock, par value $0.05 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 335

Pursuant to the requirements of the Securities Exchange Act of 1934, Miller Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 18, 2019	By:	/s/ Marc Napolitano
		Name:	Marc Napolitano
		Title:	Chief Executive Officer and
Chief Financial Officer